Form 40-F
period 2006-04-30
ARIZONA STAR RESOURCE CORP                              /FI
filed 2006-09-15
CIK 809103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2006               Commission File Number:   001-32857

ARIZONA STAR RESOURCE CORP.

Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

220 Bay Street, Suite 1405

Toronto, ON, Canada M5J 2W4
(416) 359-7800
(Address and telephone number of Registrant's principal executive offices)

Al Korelin

A.B. Korelin & Associates

108 S.E. 124th Ave
Vancouver, WA 98684
(360) 891-7114
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares Without Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                       [   ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of April 30, 2006 was 41,600,937.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [   ]                        NO [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]                        NO [  ]

Principal Documents

The following principal documents have been filed as part of this Form 40-F Annual Report:

A.

Annual Information Form

For the Registrant's Annual Information Form for the year ended April 30, 2006, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.

Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the report of PricewaterhouseCoopers LLP, independent chartered accountants, are included in this filing as Exhibit 99.2. The Registrant's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP") — see Note 10 of the Notes to Consolidated Financial Statements of the Company’s consolidated audited financial statements.

C.

Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the twelve month period ended April 30, 2006, are included in this filing as Exhibit 99.3.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. In particular, all mineral resource and reserve estimates included in this report and the documents incorporated herein by reference are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as they may be amended from time to time by the CIM. CIM standards differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the “Commission”) in Industry Guide 7. As such, information contained or incorporated in this report regarding mineralization and resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. “Mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 10 to the Company’s audited consolidated financial statements included in this Annual Report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Renewal Annual Information Form of the Company included in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and CEO and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and CEO and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There were no changes in the Company’s internal controls over financial reporting that occurred during the Company’s most recently completed fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CODE OF ETHICS

The Company has adopted a Code of Business Ethics for business conduct for all personnel working for or representing the Company, including directors, officers and employees. The text of the code is available on the Company’s website at www.arizonastar.com. The Company will make available to any shareholder a printed copy of the code upon written request to the Company’s President.  A copy of the code has been filed as a part of this 40-F annual report.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines and established a Corporate Governance Committee of unrelated directors. The Committee currently consists of James S. Anthony, Rudi P. Fronk and T. James Smolik.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three unrelated directors, all of whom are financially literate and very knowledgeable about the Company’s affairs.  The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting. A copy of the Audit Committee Charter is included in the Company’s Annual Information Form dated September 6, 2006 which has been filed as an exhibit to this 40-F Annual Report. The Company’s audit committee currently consists of James S. Anthony, Rudi P. Fronk and Christopher Reynolds.

The chair of the Audit Committee, Christopher Reynolds, is the audit committee’s financial expert.  Mr. Reynolds is currently the Senior Vice President, CFO and Secretary of SouthernEra Diamonds Inc.  He has 18 years of mineral industry and public accounting experience, with SouthernEra, TVX Gold Inc., Inmet Mining Corporation and Price Waterhouse (now PricewaterhouseCoopers). Mr. Reynolds became a Certified General Accountant in 1994 and received a B.A. (Economics) from McGill University in 1987.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by PricewaterhouseCoopers LLP paid in the years ended April 30, 2006 and 2005 are detailed in the following table:

	Year ended April 30, 2006	Year ended April 30, 2005

Audit Fees	$83,275	$23,525
Audit Related Fees	Nil	Nil
Tax Fees	$13,110	$10,000
All Other Fees	Nil	Nil

TOTAL	$96,385	$33,525

Audit Fees were for professional services provided by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements as well as the initial 40-F Registration Statement filing.

Tax Fees were for tax compliance, tax advice and tax planning professional services. These services include tax compliance, review of tax returns, and tax planning and advisory services relating to domestic and international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

Subsequent to the year end, on June 16, 2006 the Company entered into a definitive agreement with Bema Gold and Barrick Gold for the acquisition by the Company and Bema of Barrick’s 51% interest in Compania Minera Casale, the owner of the Cerro Casale mineral deposit, which Barrick acquired through its acquisition of Placer Dome Inc.

Under the agreement, Arizona Star and Bema Gold will jointly pay to Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property. In addition, the Company and Bema are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual installments beginning 12 months after commencement of commercial production (the “Commercial Production Date”) from any such mine, as follows:

a)

five annual installments of the cash equivalent of such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

b)

seven annual installments of he cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, the Company and Bema may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of April 30, 2006, the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (1)	$ 12,000	$ 12,000	-	-	-
Management Contracts (2)	$ 194,000	$ 194,000
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP (3)	$3,915,814	-	-	-	$3,915,814

(1)

Operating Lease Obligations include the Company’s Office Lease at $2,000 per month.

(2)   The management contracts are with Coniston Investment Corp. for the services of President Paul A. Parisotto at an annual fee of $150,000 and with Thomas C. Dawson for his services as Chief Financial Officer and Corporate Secretary.  Both contracts run for one year from January, can be terminated by either party, and are renewable annually on the anniversary. The contracts also call for a lump sum payment of 1 year’s fees on the effective date of a change of control of the Company.

(3)

These liabilities include an Asset Retirement Obligation and Future Income Tax Liabilities.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed a Consent to Service of Process on Form F-X concurrent with the filing of its 40-F Registration Statement. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated the 14th day of September, 2006.

Arizona Star Resource Corp.

(Registrant)

Signed: /s/ Paul A. Parisotto

Paul A. Parisotto President and CEO

INDEX OF EXHIBITS

99.1

Annual Information Form dated September 6, 2006.

99.2

Audited Annual Financial Statements for the Years ended April 30, 2006 and 2005.

99.3

Management Discussion and Analysis for the Year ended April 30, 2006.

99.4

Consent of the Company’s Independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, dated August 14, 2006.

99.5

Copy of the Company’s Code of Ethics.

99.6

Section 302 Certification of Annual Financial Statements by the Company’s Chief Executive Officer.

99.7

Section 302 Certification of the Annual Financial Statements by the Company’s Chief Financial Officer.

99.8

Section 906 Certification of the Annual Financial Statements by the Company’s Chief Executive Officer.

99.9

Section 906 Certification of the Annual Financial Statements by the Company’s Chief Financial Officer.

99.10

43-101 Technical Report on the Cerro Casale Project, Northern Chile dated August 22, 2006.

99.11

Appendix A to the Technical Report on the Cerro Casale Project, Northern Chile.

99.12

Consent of AMEC E&C Services, Inc. dated September 1, 2006.

99.13

Consent of Larry B. Smith dated September 1, 2006.

99.14

Consent of William A. Tilley dated September 1, 2006.