Form 40-F
period 2007-04-30
ARIZONA STAR RESOURCE CORP /FI
filed 2007-08-02
CIK 809103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[   ]

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]

 Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2007               Commission File Number:   001-32857

ARIZONA STAR RESOURCE CORP.

Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

401 Bay Street, Suite 2700

Toronto, ON, Canada M5H 2Y4
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

[ X ] Annual information form                       [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of April 30, 2007 was 42,325,937.

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

Yes [ X ]                        NO [   ]

Principal Documents

The following principal documents have been filed as part of this Form 40-F Annual Report:

A.

Annual Information Form

For the Registrant's Annual Information Form for the year ended April 30, 2007, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.

Audited Annual Financial Statements

The Registrant's consolidated audited annual consolidated financial statements, including the report of PricewaterhouseCoopers LLP, independent chartered accountants, are included in this filing as Exhibit 99.2. The Registrant's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP") — see Note 10 of the Notes to Consolidated Financial Statements of the Company’s consolidated audited financial statements.

C.

Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the twelve month period ended April 30, 2007, are included in this filing as Exhibit 99.3.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As at April 30, 2007, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There have been no changes in our internal control over financial reporting during the year ended April 30, 2007, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

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

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting. A copy of the Audit Committee Charter is included in the Company’s Annual Information Form dated September 6, 2006 which was filed as an exhibit to the Company’s fiscal 2006 40-F Annual Report. The Company’s audit committee currently consists of James S. Anthony, Rudi P. Fronk and Christopher Reynolds.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by PricewaterhouseCoopers LLP paid or billable in the years ended April 30, 2007 and 2006 are detailed in the following table:

	2007	2006
Audit Fees (2006 includes initial 40-F filing and 2006 audit)	$55,000	$83,275
Audit Related Fees	-	-
Tax Fees	10,000	13,110
All Other Fees	-	-
Total	$65,000	$96,385

Audit Fees were for professional services provided by PricewaterhouseCoopers LLP for the audit of the Company’s annual consolidated financial statements as well as the initial 40-F Registration Statement filing.

Tax Fees were for tax compliance, tax advice and tax planning professional services. These services include tax compliance, review of tax returns, and tax planning and advisory services relating to domestic and international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick Gold Corporation (“Barrick”) for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in Compania Minera Casale which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

On February 27, 2007, Kinross Gold Corporation (“Kinross”) announced it had completed its acquisition of Bema (hereinafter referred to as either Bema or Kinross depending on the context).

Arizona Star and Kinross are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Kinross are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Kinross may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of April 30, 2007, the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (1)	$151,250	$33,000	$ 99,000	$24,750	-
Management Contracts (2)	$194,000	$194,000	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP (3)	$4,369,729	-	-	-	$4,369,729

(1)

Operating Lease Obligations include the Company’s Office Lease at $2,750 per month.

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

Dated the 30th day of July, 2007.

Arizona Star Resource Corp.

(Registrant)

Signed: /s/ Paul A. Parisotto

Paul A. Parisotto President and CEO

INDEX OF EXHIBITS

99.1

Annual Information Form dated July 27, 2007.

99.2

Audited Annual Consolidated Financial Statements for the Years ended April 30, 2007 and 2006.

99.3

Management Discussion and Analysis for the Year ended April 30, 2007.

99.4

Consent of the Company’s Independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, dated July 30, 2007.

99.5

Consent of Larry B. Smith, AMEC E&C Services, Inc.

99.6

Section 302 Certification of Annual Consolidated Financial Statements by the Company’s Chief Executive Officer.

99.7

Section 302 Certification of the Annual Consolidated Financial Statements by the Company’s Chief Financial Officer.

99.8

Section 906 Certification of the Annual Consolidated Financial Statements by the Company’s Chief Executive Officer.

99.9

Section 906 Certification of the Annual Consolidated Financial Statements by the Company’s Chief Financial Officer.